Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

VIA EDGAR

September 2, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35134

Dear Mr. French:

On Monday, August 25, 2014, and again on August 26, 2014, the SEC provided verbal comments with respect to Level 3 Communications, Inc.'s supplemental response dated August 22, 2014 in relation to the Company’s Form 10-K for the year ended December 31, 2013. For your convenience, we have included a summary of the Staff's comment in italics below and have provided our response as well. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Selling, General and Administrative, page 80

1.
Please provide supplementally, an analysis supporting the nature of items included in Selling, General and Administrative expenses and Cost of Revenue, including the Company’s analysis of the relevant GAAP considered in its presentation. Please consider the speech delivered by Scott A. Taub, on December 1, 2000 as part of the Twenty-Eighth Annual AICPA National Conference on Current SEC Developments.

Response: The Company is providing the analysis requested supplementally on a confidential basis.

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact the undersigned at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

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